UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                              (Amendment No. __1__)*

                           Circuit Research Labs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    172743205
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Dr. Werner Kessler
                  Attorney for Dialog4 System Engineering GmbH
                               c/o Haver&Mailander
                                 Lenzhalde 83-85
                           Stuttgart, Germany D-70182
                           Telephone: 49-711-22744-50

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 16, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 14 Pages)

341729.02

CUSIP No. 172743205                   13D                     Page 2 of 14 Pages
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         Dialog4 System Engineering GmbH
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                     OO (See Item 3 Below)

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                  [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION          Federal Republic of Germany

--------------------------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER             1,250,000
               -----------------------------------------------------------------
   SHARES

BENEFICIALLY   8   SHARED VOTING POWER                   0
               -----------------------------------------------------------------
  OWNED BY

   EACH        9   SOLE DISPOSITIVE POWER        1,250,000
               -----------------------------------------------------------------
 REPORTING
               10  SHARED DISPOSITIVE POWER              0
PERSON WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     1,250,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
      CERTAIN SHARES
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  33.2%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                              CO

--------------------------------------------------------------------------------
341729.02

CUSIP No. 172743205                   13D                     Page 3 of 14 Pages
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Berthold Burkhardtsmaier
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                     OO (See Item 3 Below)

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                  [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION          Federal Republic of Germany

--------------------------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER             1,250,000
               -----------------------------------------------------------------
   SHARES

BENEFICIALLY   8   SHARED VOTING POWER                   0
               -----------------------------------------------------------------
  OWNED BY

   EACH        9   SOLE DISPOSITIVE POWER        1,250,000
               -----------------------------------------------------------------
 REPORTING
               10  SHARED DISPOSITIVE POWER              0
PERSON WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     1,250,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
      CERTAIN SHARES
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  33.2%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                              IN

--------------------------------------------------------------------------------
341729.02

CUSIP No. 172743205                   13D                     Page 4 of 14 Pages
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Cornelia Burkhardtsmaier
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                     OO (See Item 3 Below)

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                  [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION          Federal Republic of Germany

--------------------------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER             1,250,000
               -----------------------------------------------------------------
   SHARES

BENEFICIALLY   8   SHARED VOTING POWER                   0
               -----------------------------------------------------------------
  OWNED BY

   EACH        9   SOLE DISPOSITIVE POWER        1,250,000
               -----------------------------------------------------------------
 REPORTING
               10  SHARED DISPOSITIVE POWER              0
PERSON WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     1,250,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
      CERTAIN SHARES
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  33.2%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                              IN

--------------------------------------------------------------------------------
341729.02

CUSIP No. 172743205                   13D                     Page 5 of 10 Pages
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Friedrich Maier
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                     OO (See Item 3 Below)

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                  [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION          Federal Republic of Germany

--------------------------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER             1,250,000
               -----------------------------------------------------------------
   SHARES

BENEFICIALLY   8   SHARED VOTING POWER                   0
               -----------------------------------------------------------------
  OWNED BY

   EACH        9   SOLE DISPOSITIVE POWER        1,250,000
               -----------------------------------------------------------------
 REPORTING
               10  SHARED DISPOSITIVE POWER              0
PERSON WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     1,250,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
      CERTAIN SHARES
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  33.2%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                              IN

--------------------------------------------------------------------------------
341729.02

CUSIP No. 172743205                   13D                     Page 6 of 14 Pages


Item 1.  SECURITY AND ISSUER

         This first Amendment to the previous filed Schedule 13D (the "Schedule") relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Circuit Research Labs, Inc. (the "Issuer"), an Arizona corporation, with principal executive offices located at 1525 Alvarado Street, San Leandro, California 94577.


Item 2.  IDENTITY AND BACKGROUND

         (a) This Schedule is being jointly filed by Dialog4 System Engineering GmbH, a German corporation ("Dialog4"), and the sole shareholders (the "Shareholders") of Dialog4, to wit, Berthold Burkhardtsmaier, Cornelia Burkhardtsmaier, and Friedrich Maier. The Shareholders are deemed to have direct beneficial ownership of the shares of Common Stock owned by Dialog4 based on their status as controlling shareholders of Dialog4. Dialog4 and the Shareholders are sometimes collectively referred to herein as the "Reporting Persons."

              Berthold Burkhardtsmaier serves Dialog4 as Managing Director. The legal adviser of Dialog4 is Dr. Kessler, c/o Haver&Mailander, Lenzhalde 83, Stuttgart, Germany D-70192. There are no other directors or officers of Dialog4. Berthold Burkhardtsmaier delegated all his responsibilities in regards to the ASPA and all relating issues to Dr. Kessler.


         (b) The address of the Reporting Persons is Dialog4 System Engineering GmbH, c/o Haver&Mailander, att. Dr. Kessler, Lenzhalde 83-85, Stuttgart, Germany D-70182.

         (c) Dialog4 was engaged in the business of developing, manufacturing (or causing the manufacture of) and marketing audio products, including equipment for encoding and decoding audio and data over TCP/IP on the Internet, ISDN and satellite. Since the assets of Dialog4 have been sold to Circuit Research Labs, Inc. (the "Issuer") effective Jan. 1, 2002, Dialog4 is no longer engaged in any business.

              Berthold Burkhardtsmaier's principal occupation is as the Issuer's Member of the Board of Directors. Effective December 10, 2002, Berthold Burkhardtsmaier was relieved of his duties as Vice President of European Operations. He holds 49% shares of Dialog4 GmbH. The Issuer manufactures and markets high-quality electronic audio processing, transmission encoding and noise reduction equipment for the worldwide radio, television, cable, Internet and professional audio markets. The Issuer's principal business address is set forth above in Item 1.

              Cornelia Burkhardtsmaier's principal occupation is as a housewife.

              Friedrich Maier's principal occupation is chairman and CEO of the Maier Group. He holds 50% shares of Dialog4 GmbH.


         (d) During the last five years, neither Dialog4 nor any person named in this Item 2 has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

341729.02

CUSIP No. 172743205                   13D                     Page 7 of 14 Pages


         (e) Each of the natural persons named in this Item 2 is a citizen of the Federal Republic of Germany.


341729.02

CUSIP No. 172743205                   13D                     Page 8 of 14 Pages


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On January 18, 2002, the Issuer's wholly owned subsidiary, CRL Systems, Inc., acquired the assets of Dialog4 for $2 million, comprised of 1,250,000 shares of the Issuer's Common Stock, valued at $1.00 per share, and $750,000 cash. Reference is made to Item 4 of this Schedule for a further description of the transaction.


Item 4.  PURPOSE OF TRANSACTION

         On January 18, 2002, the Issuer and its wholly owned subsidiary, CRL Systems, Inc., consummated the acquisition of the assets of Dialog4 pursuant to an Asset Sale and Purchase Agreement (the "Agreement"), dated as of November 16, 2001, among Dialog4, the Shareholders, CRL Systems, Inc. and the Issuer. Under the terms of the Asset Sale and Purchase Agreement, CRL Systems, Inc. purchased the assets of Dialog4 for $2 million, comprised of 1,250,000 shares (the "Purchase Price Stock") of the Issuer's authorized issued Common Stock, valued at $1.00 per share, and $750,000 cash.
The Amendment to Existing Agreements and Closing Declaration (the "First Amendment") dated as of January 18, 2002, among Dialog4 System Engineering GmbH, Berthold Burkhardtsmaier, Cornelia Burkhardtsmaier, Friedrich Maier, Circuit Research Labs, Inc., CRL Systems, Inc. and Charles Jayson Brentlinger, provided (among others) the following:
         1 The purchase price for Dialog4 is $750,000 plus 1,250,000 shares of Circuit Research Labs, Inc., payable in accordance with article 4.2b of the "Agreement".
            (a) Circuit Research Labs, Inc. (the "Issuer") will pay by issuance of shares the amount 1,250,000 shares and take ownership and control of the Sold Assets of Dialog4 in accordance with 4.2b of the "Agreement".
            (b) Jay Brentlinger will personally pay or become obligated to pay the $750,000 in accordance with the article 4.2a of the "Agreement" with the first installment payable February 1, 2002, and subsequent installments of $75,000 payable on the first of each following month until paid in full .


         Under the terms of the Agreement and a Service Contract that Berthold Burkhardtsmaier entered into with the Issuer on January 18, 2002, Mr. Burkhardtsmaier was appointed to the Board of Directors and was named Vice President of European Operations of the Issuer. According to the terms of his Service Contract, Mr. Burkhardtsmaier's duties with the Issuer include oversight of the Issuer's business and operations in Europe. In accordance with his duties and position with the Issuer, Mr. Burkhardtsmaier will devote his full time, attention and best efforts to the performance of the duties outlined in his Service Contract.

         Concurrent with the closing of the Agreement, the Reporting Persons and the Issuer's President and Chief Executive Officer, Charles Jayson Brentlinger, entered into a Stock Purchase Agreement. Under the terms of the Agreement and the Stock Purchase Agreement, in the event of default by the Issuer of its obligations under the Agreement, the Reporting Persons must return all of the Purchase Price Stock received pursuant to the Agreement except, under certain circumstances set forth in the Agreement, that amount of the Common Stock having a market value of $500,000 on the date of the return (the "Retained Stock"). Additionally, under the terms of the Stock Purchase Agreement, Mr. Brentlinger has agreed to purchase from the Reporting Persons the Purchase Price Stock or the Retained Stock, as the case may be, or any portion thereof offered to Mr. Brentlinger by the Reporting Persons at any one time during the six-month period beginning twelve (12) months after January 18, 2002, and ending eighteen (18) months after January 18, 2002. Conversely, under the terms of the Stock Purchase Agreement, at any one time during

341729.02

CUSIP No. 172743205                   13D                     Page 9 of 14 Pages


the same six-month period, Mr. Brentlinger may request that the Reporting Persons sell him the Purchase Price Stock or the Retained Stock, as the case may be, or any portion thereof. Under the terms of the Stock Purchase Agreement, if the Reporting Persons exercise their right to request that Mr. Brentlinger purchase any or all of the Purchase Price Stock or the Retained Stock, as the case may be, or if Mr. Brentlinger exercises his right to request that the Reporting Persons sell him such stock, the purchase price of the stock shall be $1.00 per share plus ten percent.


         Pursuant to the terms of the Stock Purchase Agreement, during the period beginning January 18, 2002, and ending either on the date that Mr. Brentlinger purchases from the Reporting Persons the Purchase Price Stock or the Retained Stock, as the case may be, or any portion thereof, or eighteen (18) months after January 18, 2002, whichever comes first, the Reporting Persons have granted to Mr. Brentlinger an irrevocable proxy to vote the Purchase Price Stock, and the Retained Stock if applicable, on any matter which may come before the shareholders of the Issuer for vote of the shareholders, including the right to consent to matters without a meeting of shareholders and the right to receive and waive notice of all meetings of shareholders.


341729.02

CUSIP No. 172743205                   13D                    Page 10 of 14 Pages


Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         Based on information known to the Reporting Persons, there were 3,767,404 shares of the Issuer's Common Stock outstanding as of December 29, 2002.


         (a) The Reporting Persons beneficially own 1,250,000 shares or approximately 33.2% of the Issuer's Common Stock.

         (b) Dialog4 owns 1,250,000 shares or approximately 33.2% of the Issuer's Common Stock. The Shareholders, based on their status as controlling shareholders of Dialog4, share the power to vote or to direct the vote and dispose or direct the disposition of the 1,250,000 shares of the Issuer's Common Stock beneficially owned by the Reporting Persons.

         (c) The Reporting Persons have effected no transactions in the Common Stock of the Issuer during the past sixty (60) days, except as otherwise set forth in Item 4 hereof.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the Issuer's Common Stock.

         (e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On January 18, 2002, the Issuer and its wholly owned subsidiary, CRL Systems, Inc., consummated the acquisition of the assets of Dialog4 pursuant to an Asset Sale and Purchase Agreement (the "Agreement"), dated as of November 16, 2001, among Dialog4, the Shareholders, CRL Systems, Inc. and the Issuer. Under the terms of the Asset Sale and Purchase Agreement, CRL Systems, Inc. purchased the assets of Dialog4 for $2 million, comprised of 1,250,000 shares (the "Purchase Price Stock") of the Issuer's authorized issued Common Stock, valued at $1.00 per share, and $750,000 cash.
The Amendment to Existing Agreements and Closing Declaration (the "First Amendment") dated as of January 18, 2002, among Dialog4 System Engineering GmbH, Berthold Burkhardtsmaier, Cornelia Burkhardtsmaier, Friedrich Maier, Circuit Research Labs, Inc., CRL Systems, Inc. and Charles Jayson Brentlinger, provided (among others) the following:

     2 The purchase price for Dialog4 is $750,000 plus 1,250,000 shares of Circuit Research Labs, Inc., payable in accordance with article 4.2b of the "Agreement".
           (c) Circuit Research Labs, Inc. (the "Issuer") will pay by issuance of shares the amount 1,250,000 shares and take ownership and control of the Sold Assets of Dialog4 in accordance with 4.2b of the "Agreement".
           (d) Jay Brentlinger will personally pay or become obligated to pay the $750,000 in accordance with the article 4.2a of the "Agreement" with the first installment payable February 1, 2002, and subsequent installments of $75,000 payable on the first of each following month until paid in full .


         Concurrent with the closing of the Agreement, the Reporting Persons and the Issuer's President and Chief Executive Officer, Charles Jayson Brentlinger, entered into a Stock Purchase Agreement. Under the terms of the Agreement and the Stock Purchase Agreement, in the event of default by the Issuer of its obligations under the Agreement, the Reporting Persons must return all of the Purchase Price Stock received pursuant to the Agreement except, under certain circumstances set forth in the Agreement, that

341729.02

CUSIP No. 172743205                   13D                    Page 11 of 14 Pages


amount of the Common Stock having a market value of $500,000 on the date of the return (the "Retained Stock"). Additionally, under the terms of the Stock Purchase Agreement, Mr. Brentlinger has agreed to purchase from the Reporting Persons the Purchase Price Stock or the Retained Stock, as the case may be, or any portion thereof offered to Mr. Brentlinger by the Reporting Persons at any one time during the six-month period beginning twelve (12) months after January 18, 2002, and ending eighteen (18) months after January 18, 2002. Conversely, under the terms of the Stock Purchase Agreement, at any one time during the same six-month period, Mr. Brentlinger may request that the Reporting Persons sell him the Purchase Price Stock or the Retained Stock, as the case may be, or any portion thereof. Under the terms of the Stock Purchase Agreement, if the Reporting Persons exercise their right to request that Mr. Brentlinger purchase any or all of the Purchase Price Stock or the Retained Stock, as the case may be, or if Mr. Brentlinger exercises his right to request that the Reporting Persons sell him such stock, the purchase price of the stock shall be $1.00 per share plus ten percent.

         Pursuant to the terms of the Stock Purchase Agreement, during the period beginning January 18, 2002, and ending either on the date that Mr. Brentlinger purchases from the Reporting Persons the Purchase Price Stock or the Retained Stock, as the case may be, or any portion thereof, or eighteen (18) months after January 18, 2002, whichever comes first, the Reporting Persons have granted to Mr. Brentlinger an irrevocable proxy to vote the Purchase Price Stock, and the Retained Stock if applicable, on any matter which may come before the shareholders of the Issuer for vote of the shareholders, including the right to consent to matters without a meeting of shareholders and the right to receive and waive notice of all meetings of shareholders.

         On March 28, 2002, the Second Amendment to Existing Agreements and Closing Declaration (the "Second Amendment") among Dialog4 System Engineering GmbH, Berthold Burkhardtsmaier, Cornelia Burkhardtsmaier, Friedrich Maier, Circuit Research Labs, Inc., CRL Systems, Inc. and Charles Jayson Brentlinger, provided (among others) the following:
     1 The first installment of the purchase price of $750,000 shall be payable $37,500 on April 20, 2002 with subsequent installments of $37,500 payable on the 20th day of each month following until paid in full.
     6 Should Jay Brentlinger, Circuit Research Labs, CRL Systems Inc. be in default with any deferred payment in accordance with Section 4 of the "Second Agreement", then the following agreement (i and ii) shall come into force and apply notwithstanding all other rights granted to Dialog4 under the Agreements, the First Amendment and the Second Amendment
          (i) Circuit Research Labs, Inc. (the "Issuer"), CRL Systems Inc. and Jay Brentlinger hereby grant to Dialog4 sole voting and dispositive power with respect to the Purchase Price Stock (= 1,250,000 shares)
          (ii) Dialog4 shall forthwith be entitled to exercise any rights regarding such Purchase Price Stock, in particular to offer for sale, seller otherwise transfer such Purchase Price Stock to any third party at any time.
     7 Any obligation by Circuit Research Labs, Inc. (the "Issuer"), CRL Systems Inc. and Jay Brentlinger shall be considered as joint and several and Dialog4, at its sole discretion, shall be entitled to enforce any of its rights under any of these agreements against either Circuit Research Labs, CRL Systems Inc. and/or Jay Brentlinger personally, individually and directly.


         On October 15, 2002, the attorney of Dialog4, Mr. Kessler, requested payment of 3 due installments,

         On October 30, 2002, the attorney of Dialog4, Mr. Kessler, declared default for 3 due payments plus interest in the amount of $119,555,33.


341729.02

CUSIP No. 172743205                   13D                    Page 12 of 14 Pages


         On November 29, 2002, the attorney of Dialog4, Dr. Kessler, declared 4 installments plus interest, namely $162,055,33, plus all remaining amounts of the deferred Purchase Price, namely $450,000, immediately due and payable. In the name and on behalf of Dialog4 he requested immediate payment in the aggregate of $612,055,33 not later than 10 working days following this request, namely on December 13, 2002 at the latest.

         On December 16, 2002, the attorney of Dialog4, Dr. Kessler, declared the negotiations regarding the default declaration dated November 29, 2002 as "failed" and requested immediate payment of the full amount of $ 612,055,33 until December 20, 2002. Furthermore Dr. Kessler declared on behalf of Dialog4 that under Section 6 of the Second Amendment Dialog4 has obtained sole voting and dispositive power with respect to the Purchase Price Stock. He declared and announce that Dialog4 will make use of its voting rights. Furthermore he declared, that according to the Annual Report 2001 of CRL Systems Inc., Mr. Brentlinger has committed to exercise his options to purchase 1.000.000 shares for US$ 1,25 per share, if necessary, in order to satisfy the Company's debt payments if operating cash flows are inadequate. As this situation has occurred, he requested immediate information whether Mr. Brentlinger has already exercised this option or whether and when he will meet his respective obligations.

         To the best of the Reporting Persons' knowledge, except as described in this Schedule, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of the Issuer.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1* Asset Sale and Purchase Agreement, dated as of November 16, 2001, among Dialog4 System Engineering GmbH, Berthold Burkhardtsmaier, Cornelia Burkhardtsmaier, Friedrich Maier, Circuit Research Labs, Inc. and CRL Systems, Inc.

         Exhibit 2* Service Contract, dated November 16, 2001, by and between Circuit Research Labs, Inc. and Berthold Burkhardtsmeier.

         Exhibit 3* Amendment to Existing Agreements and Closing Declaration, dated as of January 18, 2002, among Dialog4 System Engineering GmbH, Berthold Burkhardtsmeier, Cornelia Burkhardtsmaier, Friedrich Maier, Circuit Research Labs, Inc. CRL Systems, Inc. and Charles Jayson Brentlinger.

         Exhibit 4(1) Stock Purchase Agreement, dated as of November 16, 2001, among Charles Jayson Brentlinger, Dialog4 System Engineering GmbH, Berthold Burkhardtsmaier, Cornelia Burkhardtsmaier and Friedrich Maier.

         Exhibit 5    Joint Filing Agreement

         Exhibit 6(2) Second Amendment to Existing Agreements and Closing
                      Declaration, dated as of March 28, 2002, among Dialog4 System Engineering GmbH, Berthold Burkhardtsmaier, Cornelia Burkhardtsmaier, Friedrich Maier, Circuit Research Labs, Inc. CRL Systems, Inc. and Charles Jayson Brentlinger.


341729.02

CUSIP No. 172743205                   13D                    Page 13 of 14 Pages


         Exhibit 7    Request for payment, dated October 15, 2002

         Exhibit 8 Declaration of default of 3 outstanding amounts, dated October 30, 2002.

         Exhibit 9 Declaration of Default for all remaining amounts of the deferred Purchase Price, dated November 29, 2002

         Exhibit 10 Second Declaration of Default of all outstanding installments, dated December 16, 2002, Declaration that Dialog4 has obtained sole voting and depositive power with respect to 1,250,000 shares (the Purchase Price Stock).


         * Incorporated by reference to the Issuer's report on Form 8-K filed with the Securities and Exchange Commission on February 4, 2002.
        (1) Incorporated by reference to the Reporting Persons report on
            Schedule 13D filed with the Securities and Exchange Commission on March 15, 2002.
        (2) Incorporated by reference to the Issuer's report on Form 10-KSB filed with the Securities and Exchange Commission on April 17, 2002.

341729.02

CUSIP No. 172743205                   13D                    Page 14 of 14 Pages

                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               /s/ Berthold Burkhardtsmaier
                                               -------------------------------
                                               Dialog4 System Engineering GmbH
                                               By: Berthold Burkhardtsmaier
                                               Its: Managing Director

                                   Date: Untergruppenbach, Germany, Dec 30, 2002


                                               /s/ Berthold Burkhardtsmaier
                                               -------------------------------
                                               Berthold Burkhardtsmaier

                                   Date: Untergruppenbach, Germany, Dec 30, 2002



                                               /s/ Cornelia Burkhardtsmaier
                                               -------------------------------
                                               Cornelia Burkhardtsmaier

                                   Date: Untergruppenbach, Germany, Dec 30, 2002



                                               /s/ Friedrich Maier
                                               -------------------------------
                                               Friedrich Maier

                                   Date: Zang, Germany, Dec 30, 2002

341729.02